SECURITY EQUITY FUND
FILE NO. 811-01136
CIK NO. 0000088525


EX-99.77M


ITEM NO. 77M - MERGERS

Effective June 16, 2006, pursuant to the approval of the Board of Directors and the affected Shareholders, Security Equity Fund Select 25 Series acquired all of the assets and liabilities of Security Equity Fund Large Cap Growth Series, Security Equity Fund Social Awareness Series and Security Equity Fund Enhanced Index Series in exchange for shares of Security Equity Fund Select 25 Series.